

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Adam Sragovicz
Chief Financial Officer
Presidio Property Trust, Inc.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

      Re: Presidio Property Trust, Inc.
          Registration Statement on Form S-3
          Filed December 29, 2020
          File No. 333-251779

Dear Mr. Sragovicz:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   Please tell us how you determined you are eligible to use Form S-3 as it appears that Part III of your annual report on Form 10-K for the year ended December 31, 2019 was not timely filed. We note that you furnished a Form 8-K on April 30, 2020; however, that 8-K does not appear to have been furnished by the original filing deadline of the report, which was April 29, 2020. Refer to the March 4, 2020 Securities Act Release No. 34-88318, which provides that a registrant relying on the Order furnishes to the Commission a Form 8-K by the later of March 16 or original filing deadline of the report, for guidance.

Incorporation of Certain Information by Reference, page 45

2.   Please revise your disclosure in this section to incorporate by reference your amended

annual report on Form 10-K filed June 12, 2020 as required by Item 12(a)(2) of Form S-3, or advise.

Exhibits

3. We note your auditor consented to the incorporation by reference of the report appearing in your Form 10-K for the year ended December 31, 2019; however, the report filed with your Form 10-K does not appear to include the effects of the one-for-two reverse stock split described in Note 15 as to which the date is August 3, 2020. Please revise accordingly.

4. Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. See Item Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type "305B2" in the notes to the index. For further guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 206.01 and 220.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or Erin E. Martin at 202-551-3391 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joshua Englard, Esq.